                                                                   EXHIBIT 99.1

                              FOR IMMEDIATE RELEASE

            PHOENIX INTERNATIONAL LIFE SCIENCES INC. TO ANNOUNCE THE
            --------------------------------------------------------
                  APPOINTMENT OF A NEW CHIEF EXECUTIVE OFFICER
                  --------------------------------------------


MONTREAL, AUGUST 31, 1999. Phoenix International Life Sciences Inc. is pleased to announce the appointment of a new Chief Executive Officer, replacing Dr. John
W. Hooper.

This appointment follows a successful executive search for Dr. Hooper's replacement after he announced plans to step down as CEO of Phoenix International last spring. These changes take effect immediately.

At a special Board meeting today, company directors approved the appointment of Phoenix International Life Sciences' new Chief Executive Officer. A separate announcement, with more details, will be released very shortly.

The Board also approved the appointment of Mr. Claude E. Forget as the new Chairman of the Board to replace Dr. Hooper who will remain a Director of the Board. Mr. Forget has been a Director of Phoenix since 1989. Mr. Forget has held numerous executive roles in both the private and public sectors in Quebec. He is an Officer of the Order of Canada.

The members of the Board would like to express their thanks to Dr. John W. Hooper who founded and has served this company with tremendous energy and devotion during so many years and whose vision has inspired the current positioning of the company.

Phoenix International Life Sciences Inc. is one of the largest pharmaceutical contract research organizations with over two thousand employees worlwide.

This release contains "forward-looking" statements regarding future results and events, including statements regarding expected future revenues, earnings and growth rates and goals and operating plans of management. Phoenix's actual future results may differ significantly from the results discussed in the forward-looking statements contained in this release. Factors that may cause such a difference include, but are not limited to: the inability of Phoenix to win new business at the levels required; the cancellation or delay of contracts; risks associated with the management of growth and the ability to attract and retain employees; risks of integrating newly acquired businesses; competition; any claims for patent infringement; unanticipated costs in connection with Year 2000 conversion; the ability to obtain future financing; adverse regulatory developments; foreign exchange rate fluctuations; and uncertainty surrounding the Euro.

For more information please contact:
David Moszkowski, Senior Vice-President and Chief Financial Officer
(514) 333-0033